Filed Pursuant to Rule 253(g)(2)
File No. 024-11149

RISE COMPANIES CORP.

SUPPLEMENT NO. 3 DATED JANUARY 5, 2023
TO THE OFFERING CIRCULAR DATED AUGUST 16, 2022

This document supplements, and should be read in conjunction with, the offering circular of Rise Companies Corp. (the "Company", “we”, “our” or “us”), dated August 16, 2022 and filed by us with the Securities and Exchange Commission (the “Commission”) on August 16, 2022 (the “Offering Circular”). Unless otherwise defined in this supplement, capitalized terms used in this supplement shall have the same meanings as set forth in the Offering Circular.

The purpose of this supplement is to disclose 2022 performance metrics of the Company.

2022 Performance Metrics

2022 net returns of all client accounts of Fundrise Advisors by investment plan objective1:

Plan objective	Income	Balanced	Growth	Overall
Net Dividends	3.30%	2.16%	1.70%	2.16%
Appreciation	-0.35%	-1.31%	-0.15%	-0.67%
Net Total Return	2.94%	0.85%	1.55%	1.49%

2022 net returns of all client accounts of Fundrise Advisors by fund objective2:

Fund objective	Net total return
Income	6.05%
Balanced	-1.62%
Growth	5.37%
Overall	1.50%

2022 performance of individual Fundrise sponsored funds3:

Fund name / objective	Average AUM[4]	Launch date	Net total return
Registered funds
Flagship Real Estate Fund	$1,118,638,518	Jan 2021	-4.82%
Income Real Estate Fund	$350,088,111	Apr 2022	6.00%
Growth eREITs
Growth eREIT	$253,744,707	Feb 2016	10.16%
Growth eREIT II	$126,524,742	Sep 2018	9.77%
Development eREIT	$122,893,434	Jun 2019	-1.15%
eFund	$101,520,695	Jun 2017	-0.22%
Growth eREIT III	$60,722,053	Feb 2019	13.93%
Growth eREIT VII	$78,198,302	Jan 2021	-6.37%
Growth eREIT VI*	$33,198,605	Dec 2019	5.10%
Balanced eREITs
East Coast eREIT	$169,827,257	Oct 2016	5.55%
Heartland eREIT	$116,042,591	Oct 2016	11.01%
West Coast eREIT	$96,474,154	Oct 2016	3.89%
Balanced eREIT‡	$34,518,904	Dec 2019	6.23%
eREIT XIV†	$11,791,621	Dec 2019	8.05%
Balanced eREIT II	$56,079,941	Jan 2021	-1.96%
Income eREITs
Income eREIT†	$35,636,296	Dec 2015	5.54%
Income eREIT II†	$19,901,054	Sep 2018	7.25%
Income eREIT V†	$16,242,286	Oct 2019	5.25%
Income eREIT 2019†	$10,663,653	Jun 2019	7.14%
Income eREIT III†	$9,038,241	Feb 2019	7.45%

* Merged into Growth eREIT II on September 1, 2022.

‡ Merged into Growth eREIT on September 1, 2022.

† Merged into the Income Real Estate Fund on April 1, 2022.

Net returns of all client accounts of Fundrise Advisors for Q4 2022 by investment plan objective1:

Plan objective	Income	Balanced	Growth	Overall
Net Dividends	0.88%	0.48%	0.33%	0.48%
Appreciation	-2.81%	-4.18%	-3.74%	-3.77%
Net Total Return	-1.94%	-3.70%	-3.41%	-3.28%

Net returns of all client accounts of Fundrise Advisors for Q4 2022 by fund objective2:

Fund objective	Net total return
Income	1.36%
Balanced	-5.82%
Growth	-0.68%
Overall	-3.32%

Performance of individual Fundrise sponsored funds for Q4 20223:

Fund name / objective	Average AUM[5]	Launch date	Net total return
Registered funds
Flagship Real Estate Fund	$1,370,265,078	Jan 2021	-7.29%
Income Real Estate Fund	$496,689,687	Apr 2022	1.36%
Growth
Growth eREIT	$303,625,092	Feb 2016	0.79%
Growth eREIT II	$166,115,526	Sep 2018	0.98%
Development eREIT	$129,810,526	Jun 2019	-0.38%
eFund	$103,430,426	Jun 2017	-1.24%
Growth eREIT III	$67,340,593	Feb 2019	-1.61%
Growth eREIT VII	$91,203,501	Jan 2021	-7.76%
Balanced
East Coast eREIT	$180,156,980	Oct 2016	-2.64%
Heartland eREIT	$122,182,804	Oct 2016	1.83%
West Coast eREIT	$94,543,778	Oct 2016	-0.21%
Balanced eREIT II	$62,870,577	Jan 2021	-6.26%

1 “Net Total Return” consists of the time-weighted, weighted-average aggregate returns of Fundrise Advisors client accounts that have participated in the indicated investment plan objective during the period indicated, calculated using the Modified Dietz method. Net total returns are inclusive of dividends and capital gains / losses, are net of fees, and include shares which were acquired via dividend reinvestment. “NAV distributions” (specifically, the “Additional December 31, 2022 Distribution” of $3.1881465200 per share declared by Growth eREIT, and the “Additional December 31, 2022 Distribution” of $3.0274538672 per share declared by Heartland eREIT) are considered as part of the appreciation / price return component. Net total returns do not include investments in the Fundrise Opportunity Fund and the Fundrise Innovation Fund.

2 “Net Total Return” consists of the time-weighted, weighted-average aggregate returns of Fundrise Advisors client accounts within the funds with the stated fund objective during the period indicated, calculated using the Modified Dietz method. Net total returns are inclusive of dividends and capital gains / losses, are net of fees, and include shares which were acquired via dividend reinvestment. Net total returns do not include investments in the Fundrise Opportunity Fund and the Fundrise Innovation Fund.

3 “Performance of individual Fundrise sponsored funds” specifically refers to the time weighted return for the period indicated, calculated using the Modified Dietz method. Returns are inclusive of dividends and capital gains / losses, are net of fees, and include shares which were acquired via dividend reinvestment.

4 “Average AUM” is the daily average invested capital in the indicated program during the calendar year 2022, calculated using the Modified Dietz method. The average capital calculation weights individual cash flows (for example investments or redemptions) by the length of time between those cash flows until the end of the period. Flows which occur towards the beginning of the period have a higher weight than flows occurring towards the end.

5 “Average AUM” is the daily average invested capital in the indicated program during the fourth quarter of calendar year 2022, calculated using the Modified Dietz method. The average capital calculation weights individual cash flows (for example investments or redemptions) by the length of time between those cash flows until the end of the period. Flows which occur towards the beginning of the period have a higher weight than flows occurring towards the end.

Other 2022 Metrics

As of December 31, 2022, Rise Companies Corp. (the “Company”) announces the following additional metrics:

●	The Company surpassed 387,000 active investor accounts on the Fundrise Platform.
●	The Company has approximately $3.2 billion in equity assets under management in the Sponsored Programs.
●	Investor accounts on the Fundrise Platform total more than $224 million in net dividends earned from the Sponsored Programs.
●	The Company has surpassed 1.8 million active users on the Fundrise Platform.